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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________
                                Amendment No. 2
                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     Of the Securities Exchange Act of 1934
                          ____________________________
                            Mylan Laboratories Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                          ____________________________
                    Common Stock, par value $0.50 per share
                        (Titles of Class of Securities)
                          ____________________________
                                   628530107
                     (CUSIP Number of Class of Securities)
                          ____________________________

                              Edward J. Borkowski
                            Chief Financial Officer
                            Mylan Laboratories Inc.
                              1500 Corporate Drive
                         Canonsburg, Pennsylvania 15317
                                 (724) 514-1800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Persons)
                          ____________________________
                                   Copies To:

                              Roger S. Aaron, Esq.
                             Eric L. Cochran, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                           CALCULATION OF FILING FEE
===============================================================================
            Transaction Valuation*               Amount of Filing Fee**
-------------------------------------------------------------------------------
                $1,000,000,000                        $117,700
===============================================================================
* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 48,780,487 shares of outstanding common stock of Mylan Laboratories Inc., par value $0.50 per share, at the maximum tender offer price of $20.50 per share.

** The amount of the filing fee equals $117.70 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $117,700      Filing Party: Mylan Laboratories Inc.
     Form or Registration No.:  Form S-4,  Date Filed: September 3, 2004
            File No. 333-118828

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/_/  third-party tender offer subject to Rule 14d-1.
/X/  issuer tender offer subject to Rule 13e-4.
/_/  going-private transaction subject to Rule 13e-3.
/_/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

===============================================================================

                  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on June 16, 2005 and Amendment No. 1 to Schedule TO filed with the Commission on June 17, 2005 by Mylan Laboratories Inc., a Pennsylvania corporation ("Mylan" or the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with Mylan's offer to purchase for cash up to 48,780,487 shares of its common stock, par value $0.50 per share, including the associated preferred stock purchase rights (the "Common Stock"), or such lesser number of shares of Common Stock as are properly tendered and not properly withdrawn (the "Shares"), at a price not greater than $20.50 nor less than $18.00 per Share, net to the seller in cash, without interest. Mylan's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2005 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the Offer.

                  All information in the Offer to Purchase and in the related Letter of Transmittal is hereby expressly incorporated in this Amendment No. 2 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 through 11

1. As disclosed in the Offer to Purchase, Mylan obtained a commitment letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which Merrill Lynch Capital committed to provide Mylan with a $975 million credit facility. Mylan is continuing to arrange financing in connection with the Offer. One of the conditions to the Company's obligation to purchase its common stock in the Offer is that Mylan has obtained or is able to obtain, prior to the expiration date of the Offer, financing (a) pursuant to the terms and conditions of such commitment letter and (b) on terms reasonably satisfactory to the Company, which, with existing cash reserves, will be sufficient to consummate the Offer. The Company today is waiving the portion of such condition that requires the financing to be on terms reasonably satisfactory to the Company. Therefore, to give effect to the waiver, this condition is restated as follows:

         "Notwithstanding any other provision of the Offer, Mylan will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events have occurred (or have been determined by Mylan to have occurred) that, in the Company's reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by Mylan), makes it inadvisable to proceed with the Offer or with acceptance for payment:

                   o Mylan is or will be unable prior to the Expiration Date to obtain financing pursuant to the terms and conditions contained in the Commitment Letter described in Section 9, which, with existing cash reserves, will be sufficient to purchase the Shares pursuant to the Offer and pay related fees and expenses."

         Other conditions of the Offer remain unchanged.

2. The Offer, which was originally due to expire at 5:00 p.m., New York City time, on Friday, July 15, 2005, has been extended seven hours. Accordingly, the Offer will now expire at 12:00 midnight, New York City time, on Friday, July 15, 2005, unless Mylan further extends the Offer.

3. On July 6, 2005 Mylan issued a press release announcing the resignations of Patricia A. Sunseri and Stuart A. Williams as directors effective July 6, 2005 and the decision of Mylan's Board of Directors to reduce its size from eleven to nine directors, effective upon the resignations of Ms. Sunseri and Mr. Williams as directors. A copy of the press release is filed as Exhibit
(a)(5)(C) to this Schedule TO and incorporated herein by reference.

4. On July 11, 2005 Mylan issued a press release announcing its preliminary financial results for the first quarter fiscal 2006, a reaffirmation of its fiscal 2006 and fiscal 2007 guidance previously announced on June 14, 2005 and the extension of the Offer as described in paragraph 2 above. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and incorporated herein by reference.

5. Since the filing of the Offer to Purchase, Mylan has engaged in the process of arranging the financing for the Offer. Based on such process, Mylan currently believes that the average weighted interest rate for the financing will be 6.3%, instead of the rate of 6.6% disclosed in the Offer to Purchase. Accordingly, to give effect to such lower average weighted interest rate used to compute pro forma interest expense, this Amendment No. 2 amends and restates the subsection titled "Summary Unaudited Pro Forma Consolidated Financial Data" of Section 10 ("Certain Financial Information") of the Offer to Purchase as follows:

                  "Summary Unaudited Pro Forma Consolidated Financial Data. The following table sets forth summary unaudited pro forma consolidated financial data for the fiscal year ended March 31, 2005, a pro forma earnings to fixed charges ratio for the fiscal year ended March 31, 2005 and our pro forma financial position at March 31, 2005. This summary unaudited pro forma consolidated financial data gives effect to the purchase of Shares pursuant to the Offer as if such purchase had occurred at the dates indicated. This information should be read in conjunction with Summary Historical Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended March 31, 2005. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations, which actually would have been attained, had the purchase of Shares pursuant to the Offer and the related financing been completed at the dates indicated, or, will be achieved in the future. This summary unaudited pro forma consolidated financial data has been included herein for informational and comparative purposes only. We have included the summary unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer under "Forward-Looking Statements.

                  The pro forma amounts have been calculated assuming that we complete the Offer for 48,780,487 Shares at a price of $20.50 per Share. The amounts exclude the effects of the planned open market (or otherwise) follow-on share repurchase program. The unaudited pro forma consolidated financial data also assumes that the Offer, including transaction costs, is financed through the net proceeds of $775 million in debt financing pursuant to the terms and conditions contained in the Commitment Letter and the use of approximately $250 million in existing cash reserves.



                                                              Year Ended
                                                            March 31, 2005
                                                   -------------------------------------
                                                      Historical          Pro Forma (a)
                                                   ---------------   -------------------
                                                   (in thousands, except per share data)
         Income Statement Data:
              Total revenues                         $   1,253,374         $   1,253,374
              Gross profit                           $     623,540         $     623,540
              Interest expense (b)                   $         --          $      52,773

              Net earnings                           $     203,592               169,290
              Earnings per common share
                Basic                                $        0.76                  0.77
                Diluted                              $        0.74                  0.75
              Weighted average common shares
              outstanding
                Basic                                      268,985               220,205
                Diluted                                    273,621               224,841
         Other Data:
                 Ratio of earnings to fixed charges            N/A                  6.0x



                                                                 At March 31, 2005
                                                   -------------------------------------
                                                      Historical          Pro Forma (c)
                                                   ---------------   -------------------
                                                   (in thousands, except per share data)
         Balance Sheet Data
                  Current assets(d)                  $   1,528,452         $  1,282,336
                  Non-current assets(d)              $     607,221         $    622,337
                  Current liabilities, excluding
                       current portion of long-term
                       debt                          $     245,507         $    245,507
                  Non-current liabilities,
                       excluding long-term debt      $      44,230         $     44,230
                  Long-term debt, including amounts
                       due within one year           $         --          $    775,000
                  Total shareholders' equity(d)      $   1,845,936         $    839,936
                  Book value per share               $        6.85         $       3.81


         (a) Pro forma income statement and other data is presented giving effect to the Offer as of April 1, 2004.

         (b) Pro forma interest expense has been computed under the assumption that $275 million of borrowings under the term loan facility and $500 million of notes will be used to finance the Offer. A weighted average interest rate of 6.3% has been used to compute pro forma interest expense. Additionally, included in pro forma interest expense is a commitment fee of 0.50% on the undrawn portion of the $200 million revolving credit facility, and amortization of debt issuance costs in the amount of approximately $3 million. No borrowings are assumed under this revolving credit facility.

                In addition, the calculation of pro forma interest expense assumes a pay down of a portion of the borrowings under the term loan facility as outlined in the Commitment Letter, as well as lower interest income as a result of the use of existing cash used to finance a portion of the transaction.

                If the actual interest rates vary from the rates that have been assumed, a 25 basis points variance causes an approximate $1.9 million change to annual interest expense.

         (c) Pro forma balance sheet data is presented giving effect to the Offer as of March 31, 2005.

         (d) Estimated transactions costs of $21.1 million are included in the pro forma balance sheet data. Of this amount, $15.1 million of debt issuance costs are included in other non-current assets and $6.0 million is included as a cost of the repurchase."

ITEM 12.          Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

         (a)(5)(C) Press release issued by Mylan on July 6, 2005.

         (a)(5)(D) Press release issued by Mylan on July 11, 2005.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MYLAN LABORATORIES INC.


                                            By:  /s/EDWARD J. BORKOWSKI
                                               _____________________________
                                            Name: Edward J. Borkowski
                                            Title: Chief Financial Officer


Date:  July 11, 2005

                               INDEX TO EXHIBITS


       Exhibit
       Number           Document
       -------          --------

       (a)(1)(A)        Offer to Purchase dated June 16, 2005.***
       (a)(1)(B) Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on
                        Substitute Form W-9).**
       (a)(1)(C)        Notice of Guaranteed Delivery.**
       (a)(1)(D)        Letter to Shareholders, dated June 16, 2005.***
       (a)(1)(E)        Letter to Brokers, Dealers, Banks, Trust Companies
                        and Other Nominees.***
       (a)(1)(F)        Letter to Clients for use by Brokers, Dealers,
                        Banks, Trust Companies and Other Nominees.**
       (a)(1)(G) Letter from Mylan Laboratories Inc. to Participants in its Profit Sharing 401(k) Plan.**
       (a)(5)(A)        Form of Summary Advertisement.***
       (a)(5)(B)        Press Release issued by the registrant on June 16,
                        2005.***
       (a)(5)(C)        Press Release issued by the registrant on July 6, 2005.*
       (a)(5)(D)        Press Release issued by the registrant on July 11,
                        2005.*
       (b) Commitment Letter from Merrill Lynch Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of June 13, 2005.***
       (d)(1) Rights Agreement dated as of August 22, 1996, between the registrant and American Stock Transfer & Trust Co., filed as Exhibit 4.1 to Form 8-K filed with the SEC on September 3, 1996, and incorporated herein by reference.
       (d)(2) Amendment to Rights Agreement dated as of November 8, 1999, between the registrant and American Stock
                        Transfer & Trust Co., filed as Exhibit 1 to Form 8-A/A, filed with the SEC on March 31, 2000.
       (d)(3) Amendment No. 2 to Rights Agreement dated as of August 13, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on August 16, 2004, and incorporated herein by reference.
       (d)(4) Amendment No. 3 to Rights Agreement dated as of September 8, 2004, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on September 9, 2004, and incorporated herein by reference.
       (d)(5)           Amendment No. 4 to Rights Agreement dated as of
                        December 2, 2004, between the registrant and American Stock Transfer &Trust Company, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on December 3, 2004, and incorporated herein by reference.
       (d)(6) Mylan Laboratories Inc. 1986 Incentive Stock Option Plan, as amended to date, filed as Exhibit 10(b) to
                        Form 10-K for the fiscal year ended March 31, 1993, and incorporated herein by reference.
       (d)(7) Mylan Laboratories Inc. 1997 Incentive Stock Option Plan, as amended to date, filed as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2002, and incorporated herein by reference.
       (d)(8) Mylan Laboratories Inc. 1992 Nonemployee Director Stock Option Plan, as amended to date, filed as Exhibit 10(l) to Form 10-K for the fiscal year ended March 31, 1998, and incorporated herein by reference.
       (d)(9) Mylan Laboratories Inc. 2003 Long-Term Incentive Plan, filed as Appendix A to Definitive Proxy Statement on
                        Schedule 14A, filed with the SEC on June 23, 2003, and incorporated herein by reference.
       (d)(10) Executive Employment Agreement dated July 22, 2002, between the registrant and Robert J. Coury, filed as
                        Exhibit 10.1 to Form 10-Q for the quarter ended June
                        30, 2002, and incorporated herein by reference.
       (d)(11) Amendment No. 1 to Executive Employment Agreement dated as of December 15, 2003, between the registrant and Robert J. Coury, filed as Exhibit 10.15(a) to Form 10-Q for the quarter ended December 31, 2003, and incorporated herein by reference.
       (d)(12)          Executive Employment Agreement dated as of July 1,
                        2004, between the registrant and Edward J. Borkowski, filed as Exhibit 10.27 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
       (d)(13) Executive Employment Agreement dated as of July 1, 2004, between the registrant and Louis J. DeBone, filed as
                        Exhibit 10.28 to Form 10-Q/A for the quarter ended September 30, 2004 and incorporated herein by reference.
       (d)(14) Executive Employment Agreement dated as of July 1, 2004, between the registrant and John P. O'Donnell, filed as
                        Exhibit 10.29 to Form 8-K, filed with the SEC on December 3, 2004 and incorporated herein by reference.
       (d)(15) Executive Employment Agreement dated as of July 1, 2004, between the registrant and Stuart A. Williams, filed as
                        Exhibit 10.30 to Form 10-Q/A for the quarter ended September 30, 2004, and incorporated herein by reference.
       (d)(16) Form of Employment Agreement dated as of December 15, 2003, between the registrant and certain executive officers (other than named executive officers), filed as Exhibit 10.18 to Form 10 Q for the quarter ended December 31, 2003, and incorporated herein by reference.
       (d)(17) Penederm Incorporated Employee Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65329.
       (d)(18) Penederm Incorporated 1994 Nonemployee Directors Stock Option Plan incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8, filed with the Commission on October 5, 1998, File No. 333-65327.
       (g)              Not applicable.
       (h)              Not applicable.
         _________________

         *   Filed herewith.

         **  Previously filed on Amendment No. 1 to Schedule TO on June 17,
             2005.

         *** Previously filed on Schedule TO on June 16, 2005.